Exhibit 1.01

Conflict Minerals Report

Charles & Colvard, Ltd. (the “Company”) has included this Conflict Minerals Report as an exhibit to its form SD filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025 to December 31, 2025. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.

Conflict Minerals Disclosure

The Company contracts to manufacture products for which gold and tantalum, two of the Conflict Minerals, are necessary to the functionality or production of those products. The Company has conducted a good faith reasonable country of origin inquiry regarding its Conflict Minerals reasonably designed to determine whether any of its Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

The Company requested each of its gold suppliers (each, a “Company Gold Supplier”) to certify that (1) it has not and will not accept gold that originated in any of the Covered Countries and (2) it only accepts gold from the following sources:

●	Refiners that are on the London Bullion Market Association Good Delivery List (the “LBMA List”), the Responsible Minerals Initiative Responsible Minerals Assurance Process lists of active and conformant smelters and refiners (the “RMAP Lists”), or has received the Responsible Jewellery Council Chain of Custody Certification (the “RJC Certification”);

●	Suppliers that identify the refiner(s) of the gold received by the Company Gold Supplier as being listed on the LBMA List or the RMAP Lists or as having received the RJC Certification; and/or

●	Suppliers that certify that the gold received by the Company Gold Supplier is scrap and/or recycled gold identifiable as resulting from such suppliers’ own production.

The Company received certifications from Company Gold Suppliers that supply 100% of the gold used in the production of the Company’s products for which the gold is necessary to the functionality or production of those products.

The Company requested each of its tantalum suppliers (each, a “Company Tantalum Supplier”) to certify that (1) it has not and will not accept tantalum that originated in any of the Covered Countries and (2) it only accepts tantalum from the following sources:

●	Smelters that are on the Responsible Minerals Initiative Responsible Minerals Assurance Process lists of active and conformant smelters and refiners (the “RMAP Lists”);

●	Suppliers that identify the smelter(s) of the tantalum received by the Company Tantalum Supplier as being listed on the RMAP Lists; and/or

●	Suppliers that certify that the tantalum received by the Company Tantalum Supplier is scrap and/or recycled tantalum identifiable as resulting from such suppliers’ own production.

The Company received certifications from Company Tantalum Suppliers that supply 100% of the tantalum used in the production of the Company’s products for which the tantalum is necessary to the functionality or production of those products.

Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that its Conflict Minerals may have originated in the Covered Countries. This information is publicly available at https://ir.charlesandcolvard.com/financials/sec-filings.